September 29, 2009

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Staff of the Securities and Exchange Commission

Re:	Echo Global Logistics, Inc.
Filed on Form S-1
Registration No. 333-150514

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we, as representatives of the several Underwriters, wish to advise you that the Preliminary Prospectus dated September 16, 2009 was distributed during the period between September 16, 2009, through September 25, 2009, as follows:

Preliminary Prospectus

7,668 to 6 prospective underwriters

1,198 to 1,198 institutional investors

15 to 15 individuals

4 to 4 rating agencies

Total:  8,885

The undersigned, as representative of the several Underwriters, has and will, and each underwriter and dealer has advised the undersigned that it has and will, comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, we hereby join in the request of Echo Global Logistics, Inc. for acceleration of the effective date of the above-referenced registration statement so that such registration statement is declared effective at 2:00 P.M. EST on October 1, 2009, or as soon thereafter as practicable.

Very truly yours,

MORGAN STANLEY & CO. INCORPORATED
CREDIT SUISSE SECURITIES (USA) LLC
WILLIAM BLAIR & COMPANY, L.L.C.
THOMAS WEISEL PARTNERS LLC
BARRINGTON RESEARCH ASSOCIATES, INC.
CRAIG-HALLUM CAPITAL GROUP, INC.

By: Morgan Stanley & Co. Incorporated

By:	/s/ John D. Tyree
	Name:	John D. Tyree
	Title:	Managing Director